CF Finance Acquisition Corp.

110 East 59th Street

New York, NY 10022

December 6, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C., 20549

Attention: Tom Jones

Re:	CF Finance Acquisition Corp.
Registration Statement on Form S-1
Filed November 16, 2018, as amended
File No. 333-228420

Dear Mr. Jones:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CF Finance Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Monday, December 10, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ Howard W. Lutnick
Howard W. Lutnick
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Skadden, Arps, Slate, Meager & Flom LLP